

June 1, 2011

Mr. Joel M. Frank
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

    Re: **Och-Ziff Capital Management Group LLC**
           Form 10-K for the fiscal year ended December 31, 2010
           Filed February 28, 2011
           Form 8-K filed on February 10, 2011
           Definitive Proxy Statement on Schedule 14A filed on April 5, 2011
           File No. 1-33805

Dear Mr. Frank:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            John Cash
                            Accounting Branch Chief